Mail Stop 3561

May 13, 2008

Paul T. Stecko, Chief Executive Officer
Packaging Corporation of America
1900 West Field Court
Lake Forest, Illinois 60045

RE: **Packaging Corporation of America**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Filed February 20, 2008
        File No. 1-15399

Dear Mr. Stecko:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Business, page 3

General, page 3

1. We note that with net sales of $2.3 billion, you produced approximately 2.4 million tons of containerboard, of which about 80% was consumed in your corrugated products manufacturing plants. Please clarify whether the amount of

containerboard consumed in your manufacturing plants comprise any of your net sales of $2.3 billion.

PCA Operations and Products, page 6

2. We note that your production exceeded capacity in 2007 due to a production mix consisting of a lower percentage of lightweight linerboard. Please describe how you determine capacity for your mills, as it is unclear to us how producing less lightweight linerboard could cause production to exceed capacity.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

Net Sales, page 19

3. We note that net sales increased in 2007 due to increased sales prices of corrugated products and containerboard and higher sales volumes of containerboard to third parties. Please expand your analysis of net sales to quantify the increases in sales prices and volumes to provide a reader with a better understanding of the extent to which such increases are attributable to increases in prices and volume. In addition, describe the underlying reasons for the increases in prices and volume. Refer to Item 303(A)(3)(iii) of Regulation S-K for additional guidance.

Operating Activities, page 22

4. Please expand your analysis of cash flows from operating activities to address material changes in the underlying drivers of cash flows (e.g., cash receipt from sales and cash payments to acquire materials or goods for resale), rather than merely describe items identified on the face of the statement of cash flows. Refer to FRC 501.13.b.1. for additional guidance.

Controls and Procedures, page 30

5. Please include a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on management's assessment of the registrant's internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K for additional guidance.

Consolidated Balance Sheets, page F-4

6. Please disclose in your footnotes the nature of the unrealized gain on treasury lock and the period over which you intend to amortize the gain into income. In your response, tell us why you have recorded the unrealized gain on treasury lock in accumulated other comprehensive income (loss), as it appears that you were not party to any cash flow hedges based on your disclosure on page F-14.

Notes to Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-8

New Accounting Pronouncements, page F-14

7. We note your disclosure on page F-15 related to the adoption of FSP AIG AIR-1, which presents adjustments made to the statement of income for the three months ended December 31, 2006. Please explain to us in detail how your disclosure satisfies the disclosure requirements of paragraph 11 of FSP AUG AIR-1.

Employee Benefit Plans and Other Postretirement Benefits – Page F-20

8. Please disclose the amounts in accumulated other comprehensive income expected to be recognized as components of net period benefit cost in 2008. Refer to paragraph 5.s. of SFAS 132(R) for additional guidance.

Environmental Liabilities, page F-31

9. We note that you recorded capital expenditures for environmental matters for $4.5 million in 2007. We further note on page 9 that you incurred costs of $19.4 million to comply with environmental regulation. Please expand your summary of significant accounting policies footnote to describe when you capitalize costs for environmental matters.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Steve Lo at (202) 551-3394 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
      Health Care Services

cc: Paul Stecko, Chief Executive Officer
     Facsimile to 847-482-2446